SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS
HELD ON APRIL 15, 2009

1. DATE AND TIME: On April 15, 2009, at 12:00 p.m. 2. PLACE: The company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP 42.810 -000, Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: The Call Notice was published, pursuant to article 124 of Law 6404/76, on the following days: March 31, 2009, April 1, 2009 and April 2, 2009, in the "Official Gazette of the State of Bahia" and in the newspaper "A Tarde", and it was also widely disclosed according to CVM Rulings Nos. 02/78 and 207/94, in the newspaper “Valor Econômico”, on March 31, 2009, April 1, 2009 and April 2, 2009. 4. PUBLICATIONS: Publication of the notices referred to in the main paragraph of article 133 of Law 6.404/76 was waived in view of the publication, within the legal period, of the documents mentioned therein, namely: Annual Management Report and Financial Statements for the fiscal year ended at December 31, 2008, enclosing Notes, Opinion from KPMG Auditores Independentes and Opinion from the Fiscal Board, in their entirety, in the newspaper "A Tarde", on March 6, 2009, in the Official Gazette of the State of Bahia, on March 07/08, 2009, and in summary form, in the newspaper “Valor Econômico”, on March 06/07/08, 2009, in accordance with CVM Ruling 207/94. 5. ATTENDANCE: Shareholders representing more than 90% of the Company’s voting capital, as shown by the signatures below and the signatures affixed to the "Shareholders’ Attendance Book ". The following shareholders were also present: (i) for purposes of the provisions of Law 6.404/76, in its article 134, paragraph 1, Mr. Lúcio José dos Santos Júnior, representative of the Company’s management, and Mr. Anselmo Neves Macedo, enrolled in CRC under No. 1SP160482/O-6-S-BA, representative of KPMG Auditores Independentes; (ii) in compliance with the terms of article 164 of Law 6404/76, Mr. Manoel Mota Fonseca, member of the Fiscal Board of the Company. The presence of shareholders owning preferred shares was also recorded, as per the signatures placed on the Shareholders’ Attendance Book. 6. PRESIDING BOARD: Chairman: Anna Cecilia Dutra, representative of shareholders Nordeste Química S.A. – NORQUISA and Odebrecht S.A., and Secretary: Marcella Menezes Fagundes, chosen as provided for in article 17 of the Bylaws. 7. FISCAL BOARD’S OPINION – The Company’s Fiscal Board, in an opinion issued on March 3, 2009, expressed itself favorably to the approval by the Annual General Meeting of the Annual Management Report and the Financial Statements for the fiscal year ended at December 31, 2008. 8. AGENDA: I) ANNUAL GENERAL MEETING: 01) Review, discussion and voting of the Annual Management Report and respective Managers’ Accounts and Financial Statements, containing Notes referring to the fiscal year ended at December 31, 2008, and allocation of the fiscal year’s results; 02) Election of the members of the Fiscal Board; and 03) Determination of the aggregate yearly compensation of the managers and members of the Fiscal Board. II) EXTRAORDINARY GENERAL MEETING: Replacement of members of the Board of Directors in view of the resignations submitted to the Company. 9. DELIBERATIONS: - The matters established in the Agenda were put to discussion and voting, and the following deliberations were unanimously taken by the attendees, except for the abstentions and specific dissenting votes of some shareholders, as identified in the items below: 9.1) drawing-up of the minutes of these Meetings in summary form was authorized, as well as publication of such minutes omitting the signatures of the shareholders present, pursuant to article 130 and its paragraphs of Law 6404/76;

9.2) ANNUAL GENERAL MEETING: 9.2.1) ANNUAL MANAGEMENT REPORT AND FINANCIAL STATEMENTS – the Annual Report, the Management’s Accounts, the Financial Statements containing the respective Notes related to the fiscal year ended at December 31, 2008, and the relevant opinions issued by the outside auditors KPMG Auditores Independentes and by the Fiscal Board were approved, without any reservations and with the abstention of those impeded by law, and absorption of part of the losses verified in the fiscal year ended at December 31, 2008 was also approved with the totality of the following reserves: a) profits retained for expansion purposes: R$ 445,832,404.72, b) reserve of tax incentives: R$ 49,497,372.84, and c) legal reserve: R$ 99,971,345.86, with the amount of R$ 1,989,784,268.75 being kept in the accrued losses account; 9.2.2) ELECTION OF THE FISCAL BOARD MEMBERS – pursuant to the provisions of article 40 of the Company’s Bylaws and in paragraph 4 of article 161 of Law 6404/76, the following full and alternate members of the Company’s Fiscal Board were elected and reelected, as the case may be, for a term of office of one (1) year, beginning on the date hereof and ending at the Annual General Meeting which will examine the managers’ accounts related to the fiscal year ending at December 31, 2009: by shareholders PETROBRÁS QUÍMICA S.A. – PETROQUISA, BRAZIL MSCI E M I C T FUND, COUNTY EMPLOYEES A B F C COUNTY, EATON VAN TAX MAN EM MKTS FUND, EATON VAN STR EMERG FUND, GEUT EMERG E P 1, IBM SAVINGS PLAN, JOHN H FUND II INT. EQ IND. FUND, JOHN HANC TR INT. EQ IND. TR B, JOHN HANC TR INT. EQ IND. TRUST A, SPDR S&P EMERG MARKT S ETF, STATE STREET BANK TRUST CO. INV, STATE STREET EM MARKT, THE MASTER TRUST BANK OF JAPAN MTBC4, THE TEXAS EDUCATION AGENCY and WILMINGTON MULTI MAN. INT. FUND., as shareholders owning preferred shares, Messrs. MARCOS ANTONIO SILVA MENEZES, Brazilian, legally separated, accountant, bearer of Identity Card No. 035286/0-1 CRC/RJ, enrolled in the Individual Taxpayers’ Register (CPF/MF) under No. 270.125.147 -87, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, 3rd floor, Rio de Janeiro/RJ, CEP. 20.031 -912, as full member, and SERGIO JOSÉ DE BARROS, Brazilian, married, accountant, bearer of Identity Card No. 058164-6 issued by CRC-RJ, enrolled in CPF/MF under No. 843.232.997 -53, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, 3rd floor, Rio de Janeiro/RJ, CEP. 20.031 -912, as respective alternate member, by shareholder PETROBRAS QUÍMICA S.A. – PETROQUISA, as minority shareholder of more than ten percent (10%) of the voting shares, ANTÔNIO LUIZ VIANNA DE SOUZA, Brazilian, married, equipment engineer, enrolled in CPF/MF under No. 622.307.437 -91, bearer of Identity Card No. 1.244.818 IPF/RJ, resident and domiciled in Niterói/RJ, with business address at Av. República do Chile, 65, 4th floor, suite 401, Rio de Janeiro/RJ, CEP. 20031-912, as full member, and MARCÍLIO JOSÉ RIBEIRO JÚNIOR, Brazilian, married, accountant, enrolled in CPF/MF under No. 020.822.297 -93, bearer of Identity Card No. 09810453-2 IFP/RJ, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, 22nd floor, Rio de Janeiro/RJ, CEP. 20031-912, as respective alternate member; and by shareholders NORDESTE QUÍMICA S.A. – NORQUISA and Odebrecht S.A., in the capacity of controlling shareholders, as full members, Messrs. ISMAEL CAMPOS DE ABREU, Brazilian, married, accountant, bearer of Identity Card No. 716.820 SSP/BA, enrolled in CPF/MF under No. 075.434.415 -00, resident and domiciled in Salvador/BA, with business address at Av. Luis Viana Filho, 2841, Paralela, Salvador/BA, CEP. 41.730 -900;

MANOEL MOTA FONSECA, Brazilian, lawyer, bearer of Identity Card No. 3.662.756 -SSP/RJ, enrolled in the Brazilian Bar Association, Bahia Chapter (OAB/BA) under No. 503-B and in CPF/MF under No. 019.638.218 -15, resident and domiciled in Salvador/BA, with business address at Rua Frederico Simões, 85, Ed. Empresarial Simonsen, 3rd floor, Pituba, Salvador/BA, CEP 41820-020; and JAYME GOMES DA FONSECA JÚNIOR, Brazilian, married, business manager, bearer of Identity Card No. 2.576.009 SSP/BA, and enrolled in CPF/MF under No. 350.606.895 -49, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 8.501, 28th floor, São Paulo/SP, CEP 05.425 -070; and as respective alternate members, JOSÉ RENATO ANDRADE MENDONÇA, Brazilian, accountant, bearer of Identity Card No. 951.329 SSP/BA, enrolled in CPF/MF under No. 083.901.935 -15, resident and domiciled in Salvador/BA, with business address at Av. Tancredo Neves, 1632, Ed. Salvador Trade Center, Torre Sul, suite 1301, Pituba, Salvador/BA, CEP 41.820 -020; MARIA CLÁUDIA FREITAS SAMPAIO, Brazilian, married, business manager and lawyer, bearer of Identity Card No. 02.499.999 -78 SSP/BA, enrolled in CPF/MF under No. 429.659.005 -78, resident and domiciled in Salvador/BA, with business address at Rua Frederico Simões, 85, Ed. Empresarial Simonsen, 3rd floor, Pituba, Salvador/BA, CEP 41820-020; and SÉRGIO GARRIDO DE BARROS, Brazilian, married, accountant, bearer of Identity Card No. 5.776.200 70 SSP/BA, enrolled in CPF/MF under No. 857.253.405 -97, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 8.501, 28th floor, São Paulo/SP, CEP 05.425 -070. The members of the Fiscal Board elected herein are invested in office on the date hereof, and have represented in writing, for all due legal purposes and effects of the provisions of article 37, item II, of Law No. 8934 of November 18, 1994, with the wording of article 4 of Law No. 10194 of February 14, 2001, that they are not impeded from performing commercial activities or from managing mercantile companies, due to a criminal sentence, having also presented, so as to comply with the provisions of CVM Ruling No. 358 of January 3, 2002, written representations, according to the terms of such Ruling, which were filed at the Company’s headquarters. As a result of the election and reelections deliberated above, the Company’s Fiscal Board shall be composed as follows:

FULL MEMBERS: MARCOS ANTÔNIO DA SILVA MENEZES; ANTÔNIO SILVA VIANNA DE SOUZA; ISMAEL CAMPOS DE ABREU; MANOEL MOTA FONSECA; and JAYME GOMES DA FONSECA JÚNIOR. RESPECTIVE ALTERNATES: SERGIO JOSÉ DE BARROS; MARCÍLIO JOSÉ RIBEIRO JUNIOR; JOSÉ RENATO ANDRADE MENDONÇA; MARIA CLÁUDIA FREITAS SAMPAIO; and SERGIO GARRIDO DE BARROS. With respect to such matter, the abstentions of shareholders VANGUARD EMERGING MARKETS STOCK INDEX FUND and VANGUARD TOTAL W STO FUND, and the dissenting votes of shareholders AMERICAN AIRLINES INC M F B T, BNY MELLON GLOBAL F PLC, CAISSE DE DEPOT P Q, CENTRAL STATE SOUTHEAST SOUTHWEST A PE FUND, DIMENSIONAL EMERC MKTS FUND INC, DIMENSIONAL FUNDS II PLC, DIMENSIONAL FUNDS PLC, EMERGING MARKT CE P DFA I D G INC, ILLINOIS STATE BOARD OF INV, PENSION FUND OF CHRISTIAN CHURCH, SCHWAB FUND EMERG MARK INDEX FUND, SOUTH DAKOTA R SIS, SSM HEALTH CARE PORT MAN COM, TEACHER RET SIS TEXAS, USAA EMERGING MARKETS FUND, VIRGINIA RETIREMENT SYSTEM, NORGES BANK and CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI were recorded, the latter having indicated other names, according to a document received by the Presiding Board and filed at the Company’s headquarters; 9.2.3) COMPENSATION OF THE FISCAL BOARD – the shareholders established that the maximum aggregate annual limit for the compensation of the acting members of the Fiscal Board is R$ 476,640.00, with due regard for the minimum compensation set out in paragraph 3 of article 162 of Law 6404/76; 9.2.4) AGGREGATE ANNUAL COMPENSATION OF THE MANAGERS – the shareholders determined, until further deliberation, for the members of the Board of Directors and the Executive Office the maximum aggregate annual cap of R$ 25,520,380.99, which amount encompasses the benefits and representation sums set out in the main paragraph of article 152 of Law 6404/76, and which will be individually established by the Board of Directors according to the provisions of articles 25 and 26, item “h” of the Company’s Bylaws; 9.3) EXTRAORDINARY GENERAL MEETING: 9.3.1) RESIGNATION AND REPLACEMENT AT THE BOARD OF DIRECTORS – a) to take knowledge of the resignations presented by Alternate Members Lúcio José dos Santos Júnior, Guilherme Simões de Abreu, Carlos Jorge Hupsel de Azevedo and Yukihiro Funamoto, according to the letters received and filed at the Company’s headquarters; b) to consign votes of thanks and recognition to the resigning Members for their efforts and contribution to the Company; c) to establish that, as of this date, member Francisco Teixeira de Sá, Brazilian, married, chemical engineer, bearer of Identity Card No. 00728630-99 SSP/BA, enrolled in CPF/MF under No. 221.072.908 -49, resident and domiciled in Salvador/BA, the current full member of the Board of Directors, will assume the position of alternate member in replacement of Paulo Henyan Yue Cesena, Brazilian, separated, chemical engineer, bearer of Identity Card RG No. 19.951.448 -3 SSP/SP, enrolled in CPF/MF under No. 173.429.088 -94, resident and domiciled in the City of São Paulo, State of São Paulo, who, in turn, will assume the position of full member in replacement of the Member Francisco Teixeira de Sá;

d) to establish that, as of this date, member Álvaro Pereira Novis, Brazilian, married, economist, bearer of Identity Card No. 9.519.693 -6 SSP/SP and enrolled in CPF/MF under No. 024.595.407 -44, resident and domiciled in São Paulo/SP, the current full member of the Board of Directors, will assume the position of alternate member in replacement of the resigning Member Lúcio José dos Santos Júnior; and e) to elect, in order to fill the vacant positions and to complete the term of office in course, which will end at the Annual General Meeting that will review the managers’ accounts for the fiscal year ending as of December 31, 2009, Mr. Alfredo Lisboa Ribeiro Tellechea, Brazilian, married, civil engineer, bearer of Identity Card No. 2.015.637.065 SSP/RS, enrolled in CPF under No. 296.191.810 -34, resident and domiciled in Porto Alegre/RS, with business address at Av. Dolores Alcaraz Caldas, 90, 10th floor, Porto Alegre/RS, CEP 90.110 -180, as full member in replacement of member Álvaro Pereira Novis, who assumed the position of alternate member as deliberated in item “9.3.1 d” above; Mr. André Amaro da Silveira, Brazilian, married, civil engineer, bearer of Identity Card RG No. M-1.238 -071 SSP/MG, enrolled in CPF/MF under No. 520.609.346 -72, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 8.501, 32nd floor, Pinheiros, São Paulo/SP, CEP 05425-070, as alternate member in replacement of the resigning member Guilherme Simões de Abreu; Ms. Carla Gouveia Barretto, Brazilian, married, business manager, bearer of Identity Card No. 03.191.314 -83 SSP/BA, enrolled in CPF under No. 617.162.195 -15, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 8.501, 28th floor, Pinheiros, São Paulo/SP, CEP. 05.425 -070, as alternate member, in replacement of the resigning member Carlos Jorge Hupsel de Azevedo, and Mr. Tomoyoshi Egami, Japanese, married, graduated in law, bearer of Identity Card RNE W224422-5, enrolled in CPF/MF under No. 083.879.848 -92, resident and domiciled in São Paulo/SP, with business address at Av. Paulista, 1842, 21st floor, Torre Norte, Cerqueira Cezar, São Paulo/SP, CEP 01310-200, as alternate member, in replacement of the resigning member Yukihiro Funamoto. The members elected herein represent in writing, for all legal purposes and under penalty of law, for the effects of the provisions of article 37, item II, of Law No. 8934 of November 18, 1994, with the wording of article 4 of Law No. 10194 of February 14, 2001, that they are not impeded from performing commercial activities or from managing mercantile companies due to a criminal sentence, nor are they impeded by a special law or sentenced by a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, against the welfare, the public credit, or the property, or a criminal penalty that prohibits, even if temporarily, the access to public offices, as provided for in article 147, paragraph 1 of Law No. 6404 of December 15, 1976, having also provided, in order to meet the provisions of CVM Rulings No. 358, of January 03, 2002, and No. 367 of May 29, 2002, written statements, according to the terms of such Rulings, which have been filed at the Company’s headquarters. The Members now elected are invested in office on the date hereof, except for Mr. Tomoyoshi Egami, who may only be invested as alternate member of the Board of Directors of Braskem after his situation has been regularized with the Immigration Coordination Office of the Ministry of Labor and Employment. In light of the resignations presented and the replacements deliberated above, the Company’s Board of Directors will be composed as follows:

FULL MEMBERS: MARCELO BAHIA ODEBRECHT – CHAIRMAN; DJALMA RODRIGUES DE SOUZA – VICE CHAIRMAN; ALVARO FERNANDES DA CUNHA FILHO; ALFREDO LISBOA RIBEIRO TELLECHEA; PAULO HENYAN YUE CESENA; JOSÉ DE FREITAS MASCARENHAS; FRANCISCO PAIS; NEWTON SERGIO DE SOUZA; ANTONIO BRITTO FILHO; JOSÉ MAURO METTRAU CARNEIRO DA CUNHA and EDMUNDO JOSÉ CORREIA AIRES. RESPECTIVE ALTERNATES: MARCOS WILSON SPYER REZENDE; ARÃO DIAS TISSER; MARCOS LUIZ ABREU DE LIMA; FRANCISCO TEIXEIRA DE SÁ; ALVARO PEREIRA NOVIS; ANDRÉ AMARO DA SILVEIRA; ALEXANDRE COUTINHO BARBOZA; CLÁUDIO MELO FILHO; CARLA GOUVEIA BARRETTO; TOMOYOSHI EGAMI and MÁRCIO DOMINGUES DE ANDRADE. 10 - ADJOURNMENT: As there were no further subjects to be discussed, the Annual and Extraordinary General Meetings were ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the validity of the deliberations that are the subject matter of these General Meetings, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary of the Meetings was authorized. Camaçari, State of Bahia, April 15, 2009. [Signatures: Presiding Board: Anna Cecilia Dutra – Chairman, and Marcella Menezes Fagundes – Secretary; Shareholders: Nordeste Química S.A. – Norquisa (by Anna Cecilia Dutra); Odebrecht S.A. (by Anna Cecilia Dutra); Petrobras Química S.A. – Petroquisa (by Roberto Keller Thompson Mello), Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (by José Washington Eustáquio dos Santos and Maria de Fátima Oliveira Bonfim) and BRAZIL MSCI E M I C T FUND, COUNTY EMPLOYEES A B F C COUNTY, EATON VAN TAX MAN EM MKTS FUND, EATON VAN STR EMERG FUND, GEUT EMERG E P 1, IBM SAVINGS PLAN, JOHN H FUND II INT. EQ IND. FUND, JOHN HANC TR INT. EQ IND. TR B, JOHN HANC TR INT. EQ IND. TRUST A, SPDR S&P EMERG MARKT S ETF, STATE STREET BANK TRUST CO. INV, STATE STREET EM MARKT, THE MASTER TRUST BANK OF JAPAN MTBC4, THE TEXAS EDUCATION AGENCY e WILMINGTON MULTI MAN. INT. FUND. VANGUARD EMERGING MARKETS STOCK INDEX FUND and VANGUARD TOTAL W STO FUND, AMERICAN AIRLINES INC M F B T, BNY MELLON GLOBAL F PLC, CAISSE DE DEPOT P Q, CENTRAL STATE SOUTHEAST SOUTHWEST A PE FUND, DIMENSIONAL EMERC MKTS FUND INC, DIMENSIONAL FUNDS II PLC, DIMENSIONAL FUNDS PLC, EMERGING MARKT CE P DFA I D G INC, ILLINOIS STATE BOARD OF INV, PENSION FUND OF CHRISTIAN CHURCH, SCHWAB FUND EMERG MARK INDEX FUND, SOUTH DAKOTA R SIS, SSM HEALTH CARE PORT MAN COM, TEACHER RET SIS TEXAS, USAA EMERGING MARKETS FUND, VIRGINIA RETIREMENT SYSTEM, NORGES BANK (by Christiano Marques de Godoy).

The above matches the original recorded in the proper book.
Marcella Menezes Fagundes
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.